As filed with the Securities and Exchange Commission on September 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-14876

Οργανισμός Τηλεπικοινωνιών της Ελλάδος Α.Ε.

(Exact Name of registrant as specified in its charter)

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

(Translation of registrant’s name into English)

99, Kifissias Avenue, 15124 Athens, Greece

Telephone: +30 210 6111000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one half of one Ordinary Share

 (Title of each class of securities covered by this Form)

  Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1:  Exchange Act Reporting History

A.

Hellenic Telecommunications Organization S.A. (“OTE”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 30, 1998.

B.

OTE has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2:  Recent United States Market Activity

OTE’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) prior to December 31, 2005.

Item 3:  Foreign Listing and Primary Trading Market

A.

The primary trading market for OTE’s ordinary shares is the Athens Stock Exchange (the “ASE”), which is located in Athens, Greece.

B.

The initial date of listing of OTE’s ordinary shares on the ASE was on April 19, 1996.  OTE has maintained this listing for at least the 12 months preceding the filing of this Form 15F.

C.

The percentage of trading in OTE’s ordinary shares that occurred on the ASE for the 12-month period beginning on September 20, 2010 and ending on September 19, 2011 was 95.5%.

Item 4:  Comparative Trading Volume Data

A.

The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are September 20, 2010 and September 19, 2011, respectively  (the “recent 12-month period”).

B.

During the recent 12-month period, the average daily trading volume of OTE’s American Depositary Receipts (“ADRs”) (when expressed in terms of the underlying ordinary shares) in the United States was 53,320 and was 1,178,579 on a worldwide basis (including the United States).

C.

The average daily trading volume of OTE’s ADRs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis (including the United States) for the recent 12-month period was 4.5%.

D.

OTE’s ADRs were delisted from the New York Stock Exchange following the close of trading on September 20, 2010. As of that date, the average daily trading volume of OTE’s ADRs (when expressed in terms of the underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis (including the United States) for the preceding 12-month period was 10.2%.

E.

OTE has not terminated a sponsored American Depositary Receipts facility relating to its ordinary shares.

F.

All trading volume information was obtained from Bloomberg L.P.

Item 5:  Alternative Record Holder Information

Not applicable.

Item 6:  Debt Securities

Not applicable.

Item 7:  Notice Requirement

A.

OTE published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on May 12, 2010 and then again on September 29, 2011.

B.

OTE disseminated both of these releases through various news wires (including Bloomberg) and published each of them on OTE’s website.  The press release dated May 12, 2010 was submitted to the SEC under cover of a Form 6-K on May 12, 2010 and the press release dated September 29, 2011 is attached hereto as Exhibit 99.1.

Item 8:  Prior Form 15 Filers

Not applicable.

Part II

Item 9:  Rule 12g3-2(b) Exemption

OTE will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.ote.gr.

Part III

Item 10:  Exhibits

The following exhibit is attached hereto:

Exhibit Number	Description
99.1	Press Release of OTE dated September 29, 2011

Item 11:  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hellenic Telecommunications Organization S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hellenic Telecommunications Organization S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

By: /s/ Kevin Copp

Name: Kevin Copp

Title: OTE Group Chief Financial Officer

Date: September 29, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of OTE dated September 29, 2011

Exhibit 99.1

OTE files Form 15F to terminate SEC

registration and reporting obligations

Athens, Greece – September 29, 2011 - Hellenic Telecommunications Organization SA (ASE: HTO; NYSE: OTE) announced that it has filed a Form 15F with the United States Securities and Exchange Commission (the "SEC") in order to terminate its registration and reporting obligations under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").  As a result of this filing, OTE's reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will be suspended immediately.

The termination of registration under the Exchange Act is expected to become effective 90 days after the filing of the Form 15F unless earlier. Until the termination of registration becomes effective, OTE will continue to comply fully with all other requirements applicable to foreign private issuers registered under the Exchange Act.

OTE voluntarily delisted from the New York Stock Exchange ("NYSE") in September 2010, and since that time its American Depositary Receipts ("ADRs") have been traded in the US over-the-counter ("OTC") market.  OTE intends to maintain a so-called "Level 1" ADR facility, and expects that its ADRs will continue to be quoted on the OTC. OTE’s ordinary shares will continue to be listed on the Athens Stock Exchange, its main market since the IPO of the company in 1996.

OTE will publish the information required by Rule 12g3-2(b) under the Exchange Act on its website at www.ote.gr.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 29,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from the NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis - Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 20 10 filed with the SEC on June 17 , 20 11 .. OTE assumes no obligation to update information in this release.